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                             February 2, 2021

       Philip Wieland
       Chief Executive Officer
       Diversey Holdings, Ltd.
       1300 Altura Road, Suite 125
       Fort Mill, South Carolina 29708

                                                        Re: Diversey Holdings,
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001831617

       Dear Mr. Wieland:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 15, 2021

       Summary, page 1

   1. We note your response to prior comment 2 indicating that Bain will not have any formal duties, obligations or
roles beyond that of a controlling shareholder upon completion of the offering.
Accordingly, please revise to remove the reference to Bain as your "equity sponsor".
   2.                                                   We note your revised
disclosure on page 9 highlighting the    FCF conversion    metric.
                                                        Please revise to
provide the following information concerning the metric: (i) the reasons the metric is useful to
investors, (ii) how management uses the metric in managing or monitoring the
performance of the business and (iii) whether there are underlying
 Philip Wieland
Diversey Holdings, Ltd.
February 2, 2021
Page 2
      estimates or assumptions that are necessary to understanding the metric or calculation.
      For additional guidance, refer to SEC Release No. 33- 10751.
Summary Condensed Consolidated and Combined Financial Data, page 10

3. We note your response to prior comment 4 from our letter dated December 9, 2020. You state that you updated disclosure to correct the placement of the line item for goodwill impairment as an adjustment in the calculation of non-GAAP consolidated Adjusted
      EBITDA. However, on page F-72 it appears that impairment of goodwill continues to be an adjustment line item in your reconciliation to EBITDA, even though the $68.5 million has been removed from the EBITDA amount of $76.9 million for 2018. Please amend your filing to remove this adjustment line item.
Annual Cash Incentive Awards, page 105

4.    Please revise to explain how the    Global Free Cash Flow    metric is
calculated so that it is
      clear how it tracks the total revenue generated by your business and emphasizes the need for continuous improvement in cash management. Also, revise to disclose the 2020
      Global Free Cash Flow targets applicable to each NEO and the corresponding performance achieved for the year.
       You may contact Tracey McKoy at 202-551-3772 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNamePhilip Wieland
                                                           Division of
Corporation Finance
Comapany NameDiversey Holdings, Ltd.
                                                           Office of Life
Sciences
February 2, 2021 Page 2
cc:       Alexander M. Schwartz, Esq.
FirstName LastName